Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of Melco Crown Entertainment Limited (the “Company”). Prospective investors should read the listing document dated November 30, 2011 (the “Listing Document”), issued by the Company for detailed information about the Company.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with Limited Liability)

(Hong Kong Stock Code: 6883)

(NASDAQ Stock Symbol: MPEL)

DUAL PRIMARY LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF THE STOCK EXCHANGE

OF HONG KONG LIMITED

Expiry of Liquidity Period on 5 January 2012

Joint Sponsors

‘in alphabetical order’

The Company issues this announcement to provide details of the expiry of the Liquidity Period.

Reference is made to the section headed “Listings, Registration, Dealings and Settlement — Liquidity Arrangements” of the Listing Document.

As stated in the Listing Document, the Liquidity Period is the 30-day period from and including the Listing Date (which is December 7, 2011). The Liquidity Period shall end on January 5, 2012. Upon expiry of the Liquidity Period, the liquidity arrangements as described in the Listing Document and the role of the Designated Dealers shall terminate on January 5, 2012.

By Order of the Board
MELCO CROWN ENTERTAINMENT LIMITED
Lawrence Yau Lung Ho
Co-chairman

Hong Kong, January 4, 2012

As of the date of this announcement, the executive Director is Lawrence Yau Lung Ho; the non-executive Directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive Directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

*	For identification purpose only

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